EXHIBIT 99.1

 Fury Reviews 2023 Achievements and Appoints CFO

Vancouver, Canada – January 10, 2024 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to recap the Company’s corporate and exploration achievements from the last 12 months. Fury had an active 2023 with substantial drill results from the Hinge Target and the Percival Prospect, continuing to expand the mineralized footprint of the Eau Claire deposit, and intercepting 279 g/t gold over 1.5 metres (m) at the Percival Prospect; the addition of Brian Christie and Isabelle Cadieux to the Board of Directors, and C$8.75 million raised through an equity private placement to further strengthen the Company’s treasury.

“This past year was focused on adding significant ounces at the Eau Claire Resource, improving our pipeline of targets for discovery, and adding new talent and experience to the board,” commented Tim Clark, CEO of Fury. “Thus far, we have had impressive drill intercepts, including one of our top three historical intercepts at Percival Main, with additional results still pending from the Hinge and Percival Prospect.”

Highlights

Fury’s top milestones and achievements of 2023 include:

•	Appointing two new Board Directors, Brian Christie, formerly of Agnico Eagle Mines, and Isabelle Cadieux, formerly of Québec based SIDEX, further strengthening the overall diversified skillset of Fury’s Board.

•	Closing of a C$8.75 million bought deal equity private placement, strengthening Fury’s treasury and funding further exploration at the Company’s Québec projects.

•	Completing an 18,800m drill program at Eau Claire, which exceeded the original 15,000m of planned drilling for the year and coming in at approximately C$1 million under budget.

•	Continuing to intercept multiple zones of gold mineralization at the Hinge Target through infill drilling.

•	Intercepting 1.5 m of 279 g/t gold at the Percival Main target, representing the third highest-grade intercept reported for the entire Eau Claire project to date.

•	Conducting a second annual Digbee ESG Certification, an independent ESG evaluation that continues to validate the Company’s existing ESG engagement and strategy.

•	Finishing the 2023 year with C$7.3 million in cash, no debt, approximately C$600,000 (subject to year-end accounting in process) of flow-through obligation required to be spent by December 31, 2024, and C$52.8 million in publicly traded securities.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Pending Upcoming News

•	Eleven core drill holes pending assay results from the Hinge Target and five core drill holes at the Percival Prospect.

•	2024 exploration program announcement.

•	Pending biogeochemical results from the Éléonore South Joint Venture (“ESJV”).

•	Eau Claire Mineral Resource update upon compiling and analyzing the final results from the 2023 exploration program.

The Company is also pleased to announce the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024. Mr. van Staden joined Fury in 2020 and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees respectively from the University of Pretoria and the University of South Africa.

“Phil has been an important member of the Fury team over the last few years, and we are extremely pleased to have him as CFO of the Company. I look forward to continuing to work closely with Phil as Fury continues to explore our portfolio of mineral assets this year,” stated Tim Clark, CEO of Fury.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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